EXHIBIT 12
NORTHWEST NATURAL GAS COMPANY
Ratios of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,					12 Months Ended March 31,	Three Months(1) Ended March 31,
In thousands, except share data	2012	2011	2010	2009	2008	2013	2013
Fixed Charges, as defined:
Interest on Long-Term Debt	$39,175	$37,515	$39,198	$37,447	$33,605	$38,956	$10,033
Other Interest	2,314	2,976	1,587	1,937	4,022	2,460	680
Amortization of Debt Discount and Expense	1,848	1,729	1,766	1,503	700	1,844	463
Interest Portion of Rentals	1,864	2,213	2,130	1,735	1,551	1,785	457
Total Fixed Charges, as defined	45,201	44,433	44,681	42,622	39,878	45,045	11,633
Earnings, as defined:
Net Income(2)	58,779	63,044	72,013	74,632	69,160	56,134	37,639
Taxes on Income(2)	43,403	42,825	49,033	46,349	40,438	41,700	25,960
Fixed Charges, as above	45,201	44,433	44,681	42,622	39,878	45,045	11,633
Total Earnings, as defined(2)	$147,383	$150,302	$165,727	$163,603	$149,476	$142,879	$75,232
Ratios of Earnings to Fixed Charges(2)	3.26	3.38	3.71	3.84	3.75	3.17	6.47

(1) A significant part of the business of NW Natural is of a seasonal nature; therefore, the ratios of earnings to fixed charges for the interim periods are not necessarily indicative of the results for a full year.
(2) Prior period balances have been adjusted for a prior period error identified during the first quarter of 2013. See Note 14 for additional detail on this error.